Filer and Investment Company Act File Number: Drexel Hamilton Mutual Funds (811-22545)

File Number of related Registration Statement: 333-184337

Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-6 of the Securities Act of 1934

Subject Company: Ameristock Mutual Fund, Inc.

Subject Company Investment Company Act File No.: 811-09090

Shareholder Services

IMPORTANT NOTICE

Re: Ameristock Mutual Fund, Inc.

Dear Shareholder:

We recently mailed you materials, including a Proxy Statement/Prospectus, regarding a very important matter pertaining to your investment in the Ameristock Mutual Fund, Inc. (Fund). This matter pertains to an important initiative for the Fund which requires your response – the proposed reorganization of the Fund into the Drexel Hamilton Centre American Equity Fund.

It is extremely important that we speak to you regarding this matter. The call will only take a few moments of your time and there is no confidential information required.

Please contact us toll-free at 1-800-443-5182 extension 7799 between 9:00 a.m. and 10:00 p.m. Eastern time Monday through Friday. At the time of the call please reference the number listed below.

Also, for your information and review, we have enclosed a copy of the current Prospectus for the Drexel Hamilton Centre American Equity Fund. Please read it carefully.

You should contact us at the above number: (1) If you have already cast your vote on the proposed reorganization and would like to cast a different vote after reviewing the enclosed Prospectus (otherwise, if you have already voted, no further action is required on your part); (2) If you have not yet cast your vote on the proposed reorganization; or (3) If you need an additional copy of the Proxy Statement/Prospectus and other materials we previously mailed to you (we can provide a copy to you free of charge).

Thank you.

Sincerely,

Frederick M. Bonnell

Managing Director, Shareholder Services

Shareholders should consider a mutual fund’s investment objectives, risks, charges and expenses carefully before making an investment decision or investing. A registration statement on Form N-14, which contains a proxy statement of the Ameristock Mutual Fund, Inc. and also constitutes a prospectus of the Drexel Hamilton Centre American Equity Fund, a series of Drexel Hamilton Mutual Funds, and other relevant documents, concerning the proposed reorganization have been filed by Drexel Hamilton Mutual Funds (ICA No. 811-22545), together with Ameristock Mutual Fund, Inc. (ICA No. 811- 09090), with the Securities and Exchange Commission (SEC) and have been mailed to shareholders of the Ameristock Mutual Fund, Inc. SHAREHOLDERS ARE URGED TO READ THE COMBINED PROXY STATEMENT/PROSPECTUS, AND ANY OTHER DOCUMENTS FILED WITH THE SEC OR INCORPORATED BY REFERENCE INTO THE COMBINED PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION REGARDING THE PROPOSED REORGANIZATION AND RELATED MATTERS. The combined proxy statement/prospectus and other relevant documents may be obtained free of charge on the SEC’s Web site at www.sec.gov. In addition, the combined proxy statement/prospectus and other relevant documents may be obtained from the Ameristock Mutual Fund, Inc. free of charge at www.ameristock.com or by calling 1-800-394-5064.

Ameristock Corporation is the investment adviser to the Ameristock Mutual Fund, Inc. Drexel Hamilton Investment Partners, LLC is the investment adviser to the Drexel Hamilton Centre American Equity Fund, a series of Drexel Hamilton Mutual Funds. Centre Asset Management, LLC is the sub-adviser to the Drexel Hamilton Centre American Equity Fund. TO THE EXTENT THAT AMERISTOCK CORPORATION, DREXEL HAMILTON INVESTMENT PARTNERS, LLC, CENTRE ASSET MANAGEMENT, LLC, AMERISTOCK MUTUAL FUND, INC. OR DREXEL HAMILTON CENTRE AMERICAN EQUITY FUND, OR ANY DIRECTOR, TRUSTEE, MEMBER, OFFICER, OR EMPLOYEE OF ANY OF THEM, MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM THE SHAREHOLDERS OF THE AMERISTOCK MUTUAL FUND, INC., IN CONNECTION WITH THE PROPOSED REORGANIZATION, SHAREHOLDERS CAN OBTAIN FURTHER INFORMATION ABOUT THE INTERESTS OF THE PARTICIPANTS BY READING THE COMBINED PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS (INCLUDING ANY DOCUMENTS INCORPORATED BY REFERENCE) FILED WITH THE SEC, OR BY OBTAINING FREE OF CHARGE THE FORM ADVs OF AMERISTOCK CORPORATION, DREXEL HAMILTON INVESTMENT PARTNERS, LLC, AND CENTRE ASSET MANAGEMENT, LLC, AS REQUIRED TO BE FILED WITH THE SEC AT WWW.SEC.GOV.

ALPS Distributor, Inc. is the distributor of the Ameristock Mutual Fund, Inc. and the Drexel Hamilton Centre American Equity Fund.

Past performance is no guarantee of future results.

Mutual funds are subject to risks and fluctuate in value.

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